

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F STREET, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 27, 2008

Mr. David W. Wehlmann
Executive Vice President and
Chief Financial Officer
Grey Wolf, Inc.
10370 Richmond Ave., Suite 600
Houston, TX 77042

    Re: **Grey Wolf, Inc.**
       Form 10-K for Fiscal Year Ended December 31, 2006
       Filed February 27, 2007
       Response Letter Dated February 1, 2008
       Response Letter Dated February 19, 2008
       File No. 001-08226

Dear Mr. Wehlmann:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

              Sincerely,

              Jill Davis
              Branch Chief